1934 Act Registration No. 1-15028

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the Month of August, 2003

China Unicom Limited

(Translation of registrant’s name into English)

No. 133A, Xidan North Street
Xicheng District
Beijing, China 100032

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form  40-F.)

Form 20-F ☒	Form 40-F ☐

(Indicate by check mark if the registrant is submitting the Form 6-K on paper as permitted by Regulation S-T Rule 101(b)(1):  ☐.)

(Indicate by check mark if the registrant is submitting the Form 6-K on paper as permitted by Regulation S-T Rule 101(b)(7):  ☐.)

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐	No ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-         .)

EXHIBITS

Exhibit Number		Page

1.1	Interim Results Announcement Summary of 2003 of China Unicom Limited, dated 28 August 2003.	4

1.2	Interim Results Announcement of 2003 of China Unicom Limited, dated 28 August 2003.	6

FORWARD-LOOKING STATEMENTS

The Annual Report of the Company, constituting Exhibits 1.2 to this Form 6-K, contain forward-looking statements that are, by their nature, subject to significant risks and uncertainties.  Such forward-looking statements include, without limitation, the Company’s operating strategy and future plans; its future business condition and financial results; its abilities to expand network capacity and increase network efficiency; its ability to develop new technology applications and offer new services; the execution of its CDMA related strategy; the Company’s ability to leverage its position as an integrated telecommunications operator and expand into new business and new markets; future growth of market demand for the Company’s services; and future regulatory and other developments in the Chinese telecommunications industry.

Such forward-looking statements reflect the current views of the Company with respect to future events. Actual results may differ materially from information contained in the forward-looking statements as a result of a number of factors, including, without limitation, any changes in the regulatory policies of the Ministry of Information Industry and other relevant government authorities; the effects of competition on the demand and price of the Company’s telecommunications services; any changes in telecommunications and related technology and applications based on such technology; and changes in political, economic, legal and social conditions in China including the Chinese government’s policies with respect to economic growth, foreign exchange, foreign investment and entry by foreign companies into China’s telecommunications market. Please also see the “Risk Factors” section of the Company’s latest Annual Report on Form 20-F, as filed with the Securities and Exchange Commission.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHINA UNICOM LIMITED
(Registrant)

Date: 28 August 2003

	By:	/s/ Lo Wing Yan, William
Lo Wing Yan, William
Executive Director

To:                              Listing Division of The Stock Exchange of Hong Kong Limited

E-Business & Information Services Department of The Stock Exchange of Hong Kong Limited

IMPORTANT NOTES:

1)                     IT IS IMPORTANT THAT YOU READ THE NOTES ATTACHED TO THIS FORM. IF YOU ARE IN ANY DOUBT ABOUT THIS FORM, YOU SHOULD CONSULT THE EXCHANGE OR OTHER PROFESSIONAL ADVISER IMMEDIATELY.

2)                     PLEASE ENSURE ACCURACY WHEN COMPLETING THIS FORM AS INFORMATION CONTAINED IN THIS FORM WILL BE RELEASED ON THE TELETEXT SYSTEM UPON RECEIPT.

3)                     ALL SUBSEQUENT CHANGES TO THE INFORMATION PROVIDED IN THIS FORM, IN PARTICULAR THE BOOK CLOSING DATES, MUST BE NOTIFIED TO THE LISTING DIVISION BY TELEPHONE AND FOLLOWED BY A WRITTEN CONFIRMATION IMMEDIATELY.

From:	China Unicom Limited	No.of pages:	2
(Name of Company/Representative Company)

Yee Foo Hei	21213220	28 August 2003
(Responsible Official)	(Contact Telephone Number)	Date

Name of listed company:	China Unicom Limited
Year end date:	31/12/2003	Change of any figures reported in the Results Announcement Form submitted previously for the Last Corresponding Period?
			☒	Yes	☐	No
Currency:	RMB

	To be published in the newspapers (if applicable)			Auditors’ Report	☐	Qualified	☐	Modified

					☐	Unqualified	☒	N/A

☒ Summarised results announcement

☐ Full results announcement

Review of interim report (if applicable) by

☒ Audit committee

☒ Auditors

☐ Neither of the above

				(Unaudited) Current Period from 1/1/2003 to 6/30/2003		(Unaudited) Last Corresponding Period from 1/1/2002 to 6/30/2002
				(‘000)		(‘000)

	Turnover (Note I)	:		13,967,244		17,990,844

	Profit from Operations (Note 1)	:		4,373,039		3,744,245

	Finance cost	:		(1,019,344)		(761,267)

	Share of Profit/(Loss) of Associates	:		N/A		N/A

	Share of Profit/(Loss) of Jointly Controlled Entities	:		N/A		N/A

	Profit after Taxation & MI (Note 3)	:		2,385,273		2,136,755

	% Change over Last Period	:		11.6%

EPS	– Basic (Note 2)	:		0.190		RMB0.170

	– Diluted	:		0.190		RMB0.170

	Extraordinary (“ETD”) Gain/(Loss)	:		N/A		N/A

	Profit after ETD Items (Note 3)	:		2,385,273		2,136,755

	Interim Dividend per Share	:		Nil		Nil

	(specify if with other options)	:		N/A		N/A

	B/C Dates for Interim Dividend	:		N/A	to	N/A		bdi.

	Payable Date	:		N/A

	B/C Dates for ( — ) General Meeting	:		N/A	to	N/A		bdi.

	Other Distribution for Current Period	:	N/A

	B/C Dates for Other Distribution	:	N/A	to				bdi.

A description or an explanatory note
(Note IV)
For and on behalf of
China Unicom Limited

			Signature	:	/s/ Yee Foo Hei

			Name	:	Yee Foo Hei

			Title	:	Company Secretary

China Unicom Limited

2003 Interim Press Announcement

Remarks:

(1)                                 Profit from operations

Profit from operations is arrived at by adding back the finance costs to the profit before taxation and is shown below:

	For the six months ended 30 June 2003	For the six months ended 30 June 2002
	RMB’000	RMB’000

Profit before taxation	3,353,695	2,982,978
Finance costs	1,019,344	761,267

Profit from operations	4,373,039	3,744,245

(2)                                 Earnings per share

Basic earnings per share for the six months ended 30 June 2003 and 2002 were computed by dividing the profit attributable to shareholders of approximately RMB2,385,273,000 and RMB2,136,755,000 (restated) respectively, by the weighted average number of 12,552,996,070 ordinary shares in issue during the periods.

Diluted earnings per share for the six months ended 30 June 2003 and 2002 were computed by dividing the profit attributable to shareholders by the weighted average number of ordinary shares in issue during the period, after adjusting for the effects of the dilutive potential ordinary shares. All potential dilutive shares arose from share options granted under (i) the amended Pre-Global Offering Share Option Scheme; and (ii) the amended Share Option Scheme. There was no dilution of earnings per share for both periods after taking into account the dilutive effect of the share options.

(3)                                 Adoption of new accounting policy

The accounting policies and methods of computation used in the preparation of the interim financial accounts are consistent with those used in the annual reports for the year ended 31 December 2002 except the Group has changed its accounting policy following the adoption of Hong Kong Statement of Standard Accounting Practice (“SSAP”) 12 “Income Taxes” issued by the Hong Kong Society of Accountants which is effective for accounting period commencing from 1 January 2003. The adoption of the new SSAP 12 in 2003 represents a change in accounting policy which has been applied retrospectively so that the comparatives presented have been restated to conform to the changed policy. As a result, the profit and earnings per share for the six months ended 30 June 2002 have been reduced by approximately RMB114,775,000 and RMB0.009 respectively.

CHINA UNICOM LIMITED

(Incorporated in Hong Kong with limited liability under Companies Ordinance)

2003 INTERIM RESULTS ANNOUNCEMENT

Highlights:
•	Total revenue of RMB31.97 billion, up 77.7% compared with the same period last year
•	Number of cellular subscribers increased to 69.641 million subscribers, up by an addition of 9.931 million subscribers compared with the end of 2002
•	Revenue of cellular business of RMB28.36 billion, up 106.0% compared with the same period last year
•	EBITDA of RMB12.46 billion, up 41.8% compared with the same period last year
•	Operating profit reached RMB 4.28 billion, up 24.5% compared with the same period last year
•	Net profit rose to RMB 2.39 billion, up 11.6% compared with the same period last year
•	Earnings per share of RMB 0.190, up 11.6% compared with the same period last year

CHAIRMAN’S STATEMENT

I am pleased to report the operating and financial results of China Unicom Limited (referred to as the “Company”) and its subsidiaries (together referred to as the “Group”) for the first six months of 2003.

I.                         Financial Overview

The Group is pleased with its financial performance in the first half of 2003. Total operating revenue for the period was RMB 31.97 billion, up 77.7% from the same period last year, of which service revenue was RMB 30.65 billion, an increase of 80.8% as compared with the same period last year. Revenue from the cellular business amounted to RMB 28.36 billion, an increase of 106.0% over the same period last year while its share in the total revenue increased to 88.7% compared with 76.5% for the same period last year. With regard to the revenue derived from the cellular business, revenue from GSM cellular service amounted to RMB 20.52 billion, an increase of 54.1% over the same period last year; revenue from CDMA cellular service totaled RMB 7.84 billion, an increase of 16.3 times over the same period last year. Revenue from long distance, data and Internet businesses reached RMB 2.68 billion, up 10.4% compared with the same period last year and its share in the total revenue decreased from 13.5% for the same period last year to 8.4%. Revenue from wireless paging business declined 48.2% to RMB 0.93 billion, while its share in the total revenue fell from 10.0% for the same period last year to 2.9%.

In the first six months of 2003, the Group’s EBITDA reached RMB 12.46 billion, up 41.8% over the same period last year. EBITDA margin dropped from 48.8% for the same period last year to 39.0%, of which EBITDA for GSM cellular service was RMB 11.5 billion, up 55.6% over the same period last year and EBITDA margin rose from 55.5% of the same period last year to 56.0%. Operating profit reached RMB 4.28 billion, up 24.5% over the same period last year. Profit before taxation was RMB 3.35 billion, up 12.4% over the same period last year. Profit before taxation from GSM cellular service was RMB 4.01 billion; profit before taxation from the long distance, data and Internet businesses was RMB 0.84 billion; loss before taxation from wireless paging business was RMB 0.89 billion (which includes of RMB 0.56 billion provision for impairment loss and loss on disposal of wireless paging assets); loss before taxation from CDMA cellular service was RMB 0.59 billion. After making provision of RMB 0.56 billion for the impairment loss and loss on disposal of wireless paging business assets, net profit was RMB 2.39 billion, rose 11.6% compared with the same period last year. Earnings per share was RMB 0.190, up 11.6% compared with the same period last year.

In the first six months of 2003, the Group’s capital expenditure was RMB 8.14 billion. The Group has continued to maintain a solid and healthy balance sheet. Total assets reached RMB 141.2 billion and debt to capitalization ratio fell from 44.6% as at the end of the previous year to 41.0%.

On December 31, 2002, the Company completed its acquisition of Unicom New Century (BVI) Limited. On a pro forma combined basis, the Group’s total revenue for the first half of 2003 increased 46.2% from the same period last year; EBITDA increased by 14.8% over the same period last year, of which EBITDA for the GSM cellular business increased 18.6% from the same period last year; net profit increased by 5.1% from the same period last year.

II.                     Business Development

During the first six months of 2003, faced with intensifying market competition and the challenges posed by the SARS outbreak, the Company continued to achieve satisfactory development in its businesses, through the establishment of a high quality networks, and the strengthening of sales and marketing and customer service in accordance with the Company’s development strategies.

1.                      Continuation of the coordinated development of the GSM and CDMA businesses, preliminary success with the transformation of the sales model for the CDMA business and the accelerated introduction of new businesses helped maintain the rapid development of the cellular business.

During the first six months of 2003, subscriber growth for both networks remained steady. The Group recorded a net addition of 9.931 million GSM and CDMA cellular subscribers. As of June 30, 2003, the Group had a total of 69.641 million GSM and CDMA cellular subscribers. The Group’s market share in its service areas increased from 33.1% at the end of 2002 to 34.2% and its share of the new subscriber additions market was 41.5%.

As of June 30, 2003, on a pro forma combined basis, the total number of GSM cellular subscribers was 59.663 million, representing an increase of 6.198 million from 53.465 million at the end of 2002, of which post-paid subscribers accounted for 31.654 million; pre-paid subscribers accounted for 28.009 million and the proportion of pre-paid subscribers to the total number of subscribers rose from 44.4% at the end of 2002 to 46.9%. Following the increase in the number of subscribers, total usage volume for GSM cellular subscribers reached 57.45 billion minutes, representing a 40.1% increase from the same period last year. For the first six months of 2003, the average minutes of usage per user per month (“MOU”) for GSM services was 168.7 minutes, up 3.2 minutes from 165.5 minutes in 2002, of which, the MOU for post-paid subscribers was 221.6 minutes, whilst the MOU for pre-paid subscribers was 106.1 minutes. Average revenue per user per month (“ARPU”) was RMB 58.9, representing a decline of RMB 8.4 from RMB 67.3 in 2002. ARPU for post-paid subscribers was RMB 68.4, whilst ARPU for pre-paid subscribers was RMB 47.6.

As of June 30, 2003, on a pro forma combined basis, the number of CDMA cellular subscribers was 9.978 million, representing an increase of 3.733 million subscribers from 6.245 million subscribers at the end of 2002. Total usage volume for CDMA subscribers reached 16.94 billion minutes, representing an increase of 17 times over the same period last year. For the first six months of 2003, the MOU for CDMA services was 349.5 minutes, up 21.4 minutes from 328.1 minutes in 2002. ARPU was RMB 148.7, representing a decline of RMB 23.5 from RMB 172.2 in 2002.

Uniformly branded as “U-Max”, the Company introduced various wireless data services on its CDMA 1X technology, namely “U-Info”, “U-Mail”, “U-Net”, “U-Magic” and “U-Map”. The Company also offered SMS service for subscribers under the brand name “UNI-INFO”. Short voice message service was also launched. For the first six months of 2003, the usage volume of SMS from GSM and CDMA cellular subscribers reached 11.70 billion messages. Incoming SMS received by GSM and CDMA subscribers from other operators reached 2.68 billion messages. As of June 30, 2003, over 600,000 subscribers were using CDMA 1X data services.

2.                      International and domestic long distance, data and Internet businesses developed rapidly

In the first six months of 2003, total minutes of outgoing international and domestic long distance calls reached 8.68 billion minutes, up 52.0% from the same period last year. Market share increased from 11.6% at the end of 2002 to 13.2%. The total minutes of PSTN outgoing long distance calls accounted for 3.39 billion minutes, representing an increase of 16.5% from the same period of last year. Market share increased from 11.5% to 12.3%. The total minutes of IP outgoing long distance calls reached 5.28 billion minutes, representing an increase of 88.6% from the same period last year. Market share increased from 11.7% to 13.9%. The total minutes of incoming calls from international destinations, together with Hong Kong, Macau and Taiwan was 860 million minutes, representing an increase of 36.5% from the same period last year.

As of June 30, 2003, the total bandwidth leased for our leased line business was 15,602 x 2Mbps. The total bandwidth leased for asynchronous transfer mode (ATM) and frame relay (FR) data carrier operations amounted to 4,797 x 2Mbps. The Company was the first in the PRC to provide “UNI-VIDEO” video conference service, as well as video phone service by applying IP technology and the subscriber number for these services was 2,227. As of June 30, 2003, Internet subscribers increased from 7.292 million in 2002 to 9.754 million, representing an increase of 33.8%. Of this total, the number of dedicated line subscribers amounted to 37,000, whilst the number of dial-up subscribers was 9.717 million. In addition, Internet data center (IDC), virtual private network (VPN), virtual private dial-up network (VPDN), “Ruyi” mailbox and other e-commerce businesses also developed rapidly.

3.                      Actively pursued the transformation of the paging business

On the basis of its traditional wireless paging business, the Company introduced the “Unicom Paging Information Service” to offer a variety of information services to its subscribers. With the launch of services such as “Cellular-paging Bundled Service” and “Unicom Assistant”, the Company integrated its wireless paging information and mobile SMS businesses. Apart from voice services, the Company fully utilized its paging resources, and provided value-added services such as “Operator-assisted SMS” and “Secretarial Service through Operator” to our existing cellular subscribers to provide differentiated services. As of June 30, 2003, the number of wireless paging subscribers was 13.025 million, representing a decrease of 4.657 million subscribers or 26.3% from 17.682 million subscribers at the end of 2002. However, the subscribers for “Unicom Assistant” increased significantly to 15.18 million. ARPU for wireless paging subscribers was RMB 7.9.

4.                      Further strengthened network construction and steadily increasing the quality of communications

The nationwide optical fiber transmission network provided a guarantee in terms of network resources for the rapid development of the Company’s businesses. The Company has placed emphasis on the expansion of its integrated business, and has established a unified network platform for its voice, data, Internet and video broadcasting businesses in the PRC. As of June 30, 2003, the optical fiber transmission network has expanded to 522,000 km in length, of which the total length of the nationwide optical fiber backbone transmission network reached 113,000 km. Following completion of the Phase Two Construction Project for the CDMA business, the network has been upgraded to CDMA 1X, further enhancing communication quality. The Company has devoted significant effort to building a high-quality cellular network and establishing scientific network quality maintenance standards in order to improve the operation and maintenance technologies and quality of its cellular networks.

5.                      Enhanced sales and marketing activities to facilitate the rapid growth of various businesses

The Company also placed emphasis on the research of customers’ needs. Through the creation of renowned brands, such as “Unicom New Horizon”, “U-Max”, “Ruyi Tong”, “Ruyi 133”, “UNI-INFO” and “UNI-VIDEO”, the Company fully capitalized on the advantages of being an integrated telecommunication services operator. By applying the differentiated advantages on its businesses, technologies and services, we offer bundled services of GSM and CDMA cellular service, international and domestic long distance service, data, Internet and paging services, bundled services of basic and value-added services, as well as bundled services of voice and data services, and offer flexible packages to win customers. The industry value chain, comprising handset manufacturers, distributors and content providers, will be further strengthened. The model for the CDMA business was transformed from handset subsidies to acquisition of handsets at the cost of the subscriber. Sales channels were switched from the proprietary ones to those formed by external parties. A nationwide sales network was established and constituted by the established sales offices of the Company, cooperative joint ventures, and licensed retail outlets. There are now 57,302 sales outlets throughout our network. The Company has further strengthened the establishment of the UNI-CRM customer relationship management system, and improved the service standards of the nationally centralized “1001” customer service hotline. Through the establishment of the “Unicom Subscriber Club”, customer satisfaction levels have also been raised.

III.                 Business Outlook

We believe that the demand in the telecommunications market will remain strong through the second half of the year. This in turn will introduce more opportunities for the continuous growth of the Group’s businesses. By leveraging on the Group’s high quality cellular network and service standards, we expect the Group’s market share in terms of revenue from the PRC telecommunication market to further increase. We will continue to implement business development strategies and objectives of the Company, to further increase the economic efficiency of the Company.

With respect to cellular services, the Group will continue to sustain the coordinated development of both the GSM network and CDMA network. The network resources available for the GSM business will be fully capitalized. Steady growth of the business will be sustained by retaining existing subscribers and acquiring new subscribers through the strengthening of SMS services, development of new initiatives on GSM services and customer care activities. Our parent company is now implementing the phase three construction project for the CDMA network, which aims at expanding the CDMA network coverage as well as indoor coverage, increasing wireless data capacity and optimizing network quality. These measures are expected to significantly enhance the quality of our CDMA network. The Company will capitalize on the advantages of “U-Max”, to accelerate the development of mid to high-end customers, and will also actively promote its branding activities and the launch of “Ruyi 133” pre-paid services to expand the market share of CDMA New Horizon.

With respect to long distance, data and Internet businesses, the Group will continue to capitalize on the technological advantages of its unified network platform and introduce new business initiatives to increase business revenue and market share. The data business will be adopted as part of our integrated businesses and marketing and promotion efforts will be devoted to broadband video conference and video phone services. Parallel with the rapid growth of Internet business, emphasis will be placed on the promotion of feature services, such as “Ruyi” mailbox, to actively promote e-commence applications and develop the “Unicom Internet Plaza” broadband Internet model with other third parties.

With respect to our wireless paging business, the Group will continue to reduce the operating cost through the bundling of wireless paging businesses with other business of the Group, and will seek to transform the wireless paging business to call center business by offering value-added services such as “Unicom Assistant”, “Unicom Paging Information Services”, and telemarketing.

The Company plans to acquire the GSM cellular assets and cellular businesses of the ten unlisted provincial branches from the parent Company at the appropriate time, in order to become a national cellular service operator. The Company also plans to sell the wireless paging business to the parent Company at the appropriate time, in order to optimize the Company’s assets portfolio. When the opportunity arises, the Company also plans to utilize lower cost of funding in the international capital market, to minimize finance costs of the Company.

I am confident that through the concerted endeavors of the management and all staff, we will achieve even better results.

The Board of Directors resolved that no interim dividend be declared for 2003, and has the intention to pay annual dividend for the year when 2003 annual results are announced.

Finally, on behalf of the Board of Directors, I would like to express my sincere gratitude for the care and support from shareholders and the public at large, in particular, Mr. Yang Xian Zu, for his outstanding contribution to the Company during his tenure as the Chairman and Chief Executive Officer of the Company. I would also like to extend my gratitude to both the management team and all the staff of the Company for their hard work and diligence.

Wang Jianzhou
Chairman and Chief Executive Officer

Hong Kong, August 28, 2003

GROUP RESULTS

China Unicom Limited (the “Company”) is pleased to announce the unaudited condensed consolidated interim results of the Company and its subsidiaries (collectively the “Group”) for the six months ended 30 June 2003 extracted from the unaudited condensed consolidated interim accounts of the Group as set out in 2003 interim reports.

UNAUDITED CONDENSED CONSOLIDATED INCOME STATEMENT
FOR THE SIX MONTHS ENDED 30 JUNE 2003

		Unaudited Six months ended 30 June
	Note	2003	As restated 2002
		RMB’000	RMB’000
			(Note 1)

Operating Revenue (Turnover):
GSM Business	2, 7, 8	20,041,009	12,938,301
CDMA Business	2, 7, 8	7,207,722	354,030
Data and Internet Business	2, 7, 8	1,576,865	1,308,984
Long Distance Business	2, 7, 8	1,095,777	1,115,102
Paging Business	2, 7, 8	726,932	1,231,021

Total service revenue		30,648,305	16,947,438
Sales of telecommunications products	2, 7, 8	1,318,939	1,043,406

Total operating revenue	2, 8	31,967,244	17,990,844

Operating expenses:
Leased lines and network capacities	7	(1,952,209)	(736,960)
Interconnection charges	7	(2,577,430)	(1,268,184)
Depreciation and amortisation		(8,179,435)	(5,347,998)
Personnel		(2,224,348)	(1,409,262)
Selling and marketing	7	(6,737,895)	(2,089,966)
General, administrative and other expenses	7	(4,589,162)	(2,535,536)
Cost of telecommunications products sold	7	(1,428,650)	(1,167,509)

Total operating expenses		(27,689,129)	(14,555,415)

Operating profit		4,278,115	3,435,429
Interest income		104,909	266,658
Finance costs		(1,019,344)	(761,267)
Other (expense) income, net		(9,985)	42,158

Profit before taxation		3,353,695	2,982,978
Taxation	1, 3	(966,170)	(843,434)

Profit after taxation		2,387,525	2,139,544
Minority interests		(2,252)	(2,789)

Profit attributable to shareholders		2,385,273	2,136,755

Basic earnings per share (RMB)	5	0.190	0.170

Diluted earnings per share (RMB)	5	0.190	0.170

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEET
AS OF 30 JUNE 2003

	Unaudited 30 June 2003	Audited As restated 31 December 2002
	RMB’000	RMB’000 (Note 1)

Non-current assets:
Property, plant and equipment, net	107,481,576	107,486,629
Goodwill	2,227,631	2,285,771
Other assets	6,763,480	7,018,223
Deferred tax assets	825,274	826,568
Investment securities	102,945	105,648
Investment in associated companies	3,814	3,814

Total non-current assets	117,404,720	117,726,653

Current assets:
Current portion of deferred tax assets	1,116,638	988,666
Amounts due from related parties	1,066,184	1,137,847
Amounts due from domestic carriers	273,560	211,462
Prepayments and other current assets	2,985,515	2,573,764
Inventories	1,876,635	3,229,903
Accounts receivable, net	4,365,538	4,327,268
Trading securities	201,132	173,939
Short-term bank deposits	1,704,767	4,825,205
Cash and cash equivalents	10,209,178	14,433,498

Total current assets	23,799,147	31,901,552

Current liabilities:
Dividend payable	11,217	8,448
Payables and accrued liabilities	16,633,270	19,811,961
Amounts due to Unicom Group	699,281	562,633
Amounts due to related parties	884,457	409,663
Amounts due to domestic carriers	1,166,698	1,123,580
Current portion of obligations under finance leases	21,114	16,793
Current portion of long-term bank loans	6,355,286	5,459,505
Taxes payable	1,210,025	1,106,006
Advances from customers	5,563,085	6,240,225
Short-term loans from Unicom Group	—	724,127
Short-term bank loans	10,065,366	9,146,500

Total current liabilities	42,609,799	44,609,441

Net current liabilities	(18,810,652)	(12,707,889)

Total assets less current liabilities	98,594,068	105,018,764

	Note	Unaudited 30 June 2003	Audited As restated 31 December 2002
		RMB’000	RMB’000 (Note 1)

Financed by:
Shareholders’ equity:
Share capital		1,331,371	1,331,371
Share premium		52,482,127	52,482,127
Reserves	4	1,300,065	1,300,065
Retained profits
2002 proposed final dividend	4	—	1,255,300
Others		12,668,945	10,283,672

Shareholders’ equity		67,782,508	66,652,535

Minority interests		564,008	566,257

Non-current liabilities:
Long-term bank loans		30,137,212	37,686,162
Obligations under finance leases		100,511	101,302
Other long-term liabilities		9,829	12,508

Total non-current liabilities		30,247,552	37,799,972
		98,594,068	105,018,764

UNAUDITED CONDENSED CONSOLIDATED CASH FLOW STATEMENT
FOR THE SIX MONTHS ENDED 30 JUNE 2003

		Unaudited Six months ended 30 June
	Note	2003	2002
		RMB’000	RMB’000

Net cash inflow from operations	(a)	13,425,596	7,926,090
Interest received		125,200	411,743
Interest paid		(1,348,929)	(997,141)
Dividends received		2,531	5,981
Dividends paid to minority owners of subsidiaries		(1,732)	(3,295)
PRC income tax paid		(899,729)	(588,474)

Net cash inflow from operating activities		11,302,937	6,754,904

Investing activities
Purchase of property, plant and equipment		(10,744,473)	(9,995,704)
Sale of property, plant and equipment		8,049	8,699
Purchase of minority interests		—	(36,739)
Decrease in short-term bank deposits		3,120,438	16,584,182
Purchase of a subsidiary		(42,029)	—
Purchase of trading securities		(83,857)	(8,376)
Sale of trading securities		79,055	4,469
Sale of investment securities		6,048	3,835
Purchase of other assets		(156,758)	(61,657)

Net cash (outflow) inflow from investing activities		(7,813,527)	6,498,709

Financing activities
Decrease of payables to Unicom Group		(724,127)	(339,800)
Proceeds from short-term bank loans		4,793,366	2,433,646
Proceeds from long-term bank loans		3,505,447	2,273,457
Repayment of short-term bank loans		(3,874,500)	(4,547,125)
Repayment of long-term bank loans		(10,158,616)	(15,731,329)
2002 final dividends paid (Note 4(a))		(1,255,300)	—

Net cash outflow from financing activities		(7,713,730)	(15,911,151)

Net decrease in cash and cash equivalents		(4,224,320)	(2,657,538)
Cash and cash equivalents, beginning of period		14,433,498	18,413,010

Cash and cash equivalents, end of period		10,209,178	15,755,472

Analysis of the balances of cash and cash equivalents:
Cash balance		5,547	5,515
Bank balance		10,203,631	15,749,957
		10,209,178	15,755,472

(a)                  The reconciliation of profit before taxation to net cash inflow from operations is as follows:

	Unaudited Six months ended 30 June
	2003	2002
	RMB’000	RMB’000

Profit before taxation	3,353,695	2,982,978
Adjustments for:
Depreciation and amortisation	8,179,435	5,282,202
Amortisation of deferred customer acquisition costs of contractual CDMA subscribers	3,104,225	65,796
Interest income	(104,909)	(266,658)
Interest expense	1,004,362	734,991
Loss on disposal of property, plant and equipment	46,011	70,241
Impairment loss of property, plant and equipment	535,068	—
Provision for doubtful debts	854,954	526,752
Share of losses from associated companies	—	1,312
Dividends from investment securities	(2,531)	(5,981)
Realised gains on trading securities	(7,902)	(1,569)
Unrealised gains on trading securities	(14,489)	(15,117)
Realised gains on investment securities	(3,345)	(385)
Reversal of impairment loss of associated companies	—	(5,663)
Additional provision of impairment loss of investment securities	—	650

Operating profit before working capital changes	16,944,574	9,369,549
Increase in accounts receivable	(893,224)	(988,413)
Decrease/(increase) in inventories	1,353,268	(276,362)
Increase in other assets	(2,539,986)	(520,386)
Increase in prepayments and other current assets	(864,649)	(533,798)
(Increase)/decrease in amounts due from domestic carriers	(62,098)	53,538
Decrease in amounts due from related parties	71,663	483,611
Decrease in payables and accrued liabilities	(561,372)	(466,487)
(Decrease)/increase in advances from customers	(677,140)	358,395
Increase in amounts due to domestic carriers	43,118	58,293
Increase in amounts due to related parties	611,442	388,150

Net cash inflow from operations	13,425,596	7,926,090

(b)                 Supplemental information:

Payables to equipment suppliers for construction-in-progress during the six months ended 30 June 2003 decreased by approximately RMB2,603 million (2002: RMB1,023 million).

NOTES

1.                      Basis of presentation and accounting policies

The Company was incorporated in the Hong Kong Special Administrative Region (“Hong Kong”), the People’s Republic of China (the “PRC”) on 8 February 2000. The principal activities of the Company are investment holding and the Company’s subsidiaries are engaged in the provision of GSM and CDMA cellular, data, Internet, long distance and paging services in the PRC.

These unaudited condensed consolidated interim accounts are prepared in accordance with Hong Kong Statement of Standard Accounting Practice (“SSAP”) 25, “Interim Financial Reporting” issued by the Hong Kong Society of Accountants (“HKSA”). The condensed consolidated interim accounts are unaudited but have been reviewed by the Audit Committee of the Company.

The unaudited condensed consolidated interim accounts include the financial information of the Company and its subsidiaries. These condensed consolidated interim accounts should be read in conjunction with the 2002 annual report. The details of the Company’s subsidiaries are set out in Note 23 to the audited financial statements included in its 2002 annual report.

In 2002, the Company acquired the entire interests of Unicom New Century Telecommunications Corporation Limited (a limited liability company established in the PRC, hereinafter referred to as “Unicom New Century”), from its ultimate parent company, China United Telecommunications Corporation (a state-owned enterprise established in the PRC, hereinafter referred to as “Unicom Group”). The Company has adopted the purchase method of accounting for this acquisition, and the identifiable assets and liabilities acquired were recorded based on their respective fair values as of 31 December 2002. The excess of the purchase consideration over the fair value of the net assets acquired has been recorded as goodwill, which is amortised using the straight-line method over a period of 20 years. The effective date of this acquisition was 31 December 2002, accordingly, the operating results of Unicom New Century have been included in the consolidated income statement of the Group for the six months ended 30 June 2003. Details of the acquisition have already been set forth in shareholder’s circular “Connected Transactions and Renewal of Waiver for Existing Connected Transactions” of the Company issued on 29 November 2002 and the Company’s 2002 annual report.

The accounting policies and methods of computation used in the preparation of these condensed consolidated interim accounts are consistent with those used in the annual report for the year ended 31 December 2002 except the Group has changed its accounting policies following the adoption of SSAP 35 “Government Grants and Disclosure of Government Assistance” and SSAP 12 “Income Taxes” issued by the HKSA, which are effective for accounting periods commencing on or after 1 July 2002 and 1 January 2003, respectively.

Upon the adoption of SSAP 12 “Income Taxes” in 2003, deferred taxation is provided in full, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the accounts. Taxation rates enacted or substantively enacted at the balance sheet date are used to determine deferred taxation. Deferred tax assets are recognised to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilised.

Prior to 2003, deferred taxation was accounted for at the current taxation rate in respect of timing differences between profit as computed for taxation purpose and profit as stated in the income statement. A deferred tax asset was not recognised unless the related benefits are expected to crystallise in the foreseeable future. The adoption of the new SSAP 12 in 2003 represents a change in accounting policy which has been applied retrospectively so that the comparatives presented have been restated to conform to the changed policy.

The change in the accounting policy has resulted in an increase of opening retained profits as of 1 January 2003 and 2002 by approximately RMB405,300,000 and RMB373,159,000, respectively, which represented the deferred tax assets relating to the provision for doubtful debts previously not recognised. This change has resulted in an increase in deferred tax assets at 1 January 2003 by approximately RMB405,300,000. The profit for the six months ended 30 June 2002 has also been reduced by approximately RMB114,775,000.

In addition, the adoption of SSAP 12 also resulted in an increase of the deferred tax assets of Unicom New Century as of 31 December 2002 by approximately RMB80,448,000, which had reduced the goodwill recorded by the Group arising from the acquisition of Unicom New Century on 31 December 2002 accordingly.

Since the impact of the adoption of the SSAP 35 “Government Grants and Disclosure of Government Assistance” on the Group’s financial statements is not significant, no prior period adjustment has been required.

2.                      Operating revenue

Operating revenue primarily comprises usage fees, monthly fees, interconnection revenue, leased line rental income and sales of telecommunication products earned by the Group from GSM, CDMA, data, Internet, long distance and paging services. Tariffs for these services are subject to regulations by various government authorities, including the State Development Planning Commission, the Ministry of Information Industry and the provincial regulatory authorities. Operating revenue is net of business tax and government surcharges.

3.                      Taxation

Provision for taxation represents:

	Unaudited Six months ended 30 June
	2003	As restated 2002
	RMB’000	RMB’000
		(Note 1)

Provision for PRC enterprise income tax on the estimated taxable profits for the period	1,092,849	337,395
Deferred taxation	(126,679)	506,039

	966,170	843,434

There is no Hong Kong profits tax liability as the Group does not have any assessable income sourced from Hong Kong for the six months ended 30 June 2003 and 2002.

4.                      Distribution of profits attributable to shareholders

(a)                  At the annual general meeting held on 12 May 2003, the shareholders of the Company approved the payment of final dividend of RMB0.10 per ordinary share for the year ended 31 December 2002 totalling RMB1,255,299,607 (2002: Nil) which has been reflected as an appropriation of retained profits for the six months ended 30 June 2003. As of 30 June 2003, such dividends have been fully paid by the Company.

(b)                 As stated in Note 1, the change in accounting policy on income taxes has resulted in an increase of distributable reserves to shareholders of China Unicom Corporation Limited (“CUCL”) for the year ended 31 December 2002 and 2001 respectively. As result, CUCL appropriated additional statutory reserves amounting to approximately RMB40,530,000 in 2003 (2002: RMB37,316,000).

(c)                  During the six months ended 30 June 2003, the Group has not made any appropriation to reserves or declared any dividends to the shareholders (2002: Nil).

5.                      Earnings per share

Basic earnings per share for the six months ended 30 June 2003 and 2002 were computed by dividing the profit attributable to shareholders of approximately RMB2,385,273,000 and RMB2,136,755,000 (restated) respectively, by the weighted average number of 12,552,996,070 ordinary shares in issue during the period.

Diluted earnings per share for the six months ended 30 June 2003 and 2002 were computed by dividing the profit attributable to shareholders by the weighted average number of ordinary shares in issue during the period, after adjusting for the effects of the potential dilutive ordinary shares. All potential dilutive shares arose from share options granted under (i) the amended Pre-Global Offering Share Option Scheme; and (ii) the amended Share Option Scheme. There was no dilution of earnings per share for both periods after taking into account the dilutive effect of the share options.

6.                      Contingent liability

As of 30 June 2003, Unicom Guomai Communications Corporation Limited provided guarantees for bank loans borrowed by Shanghai Telecommunications Company Limited (formally known as “Shanghai Provincial Post and Telecommunications Administrations”) amounted to approximately US$18.44 million (2002: US$23.48 million). All these bank loans were not yet due as of 30 June 2003.

7.                      Related party transactions

The following is a summary of significant recurring transactions carried out with Unicom Group and its subsidiaries. In the director’s opinion, these transactions were carried out on normal commercial terms in the ordinary course of business.

	Unaudited Six months ended 30 June
	2003	2002
	RMB’000	RMB’000

Transactions with Unicom Group and its subsidiaries:
Interconnection and roaming revenues	473,687	682,834
Interconnection and roaming charges	125,177	146,066
Rental charges for premises, equipment and facilities	12,440	10,356
Rental income for premises and facilities	6,867	—
Revenue for leasing of transmission line capacity	96,700	277,614
Sales of CDMA mobile handsets	10,775	358,740
Charges for the international gateway services	6,666	6,732
Leasing of satellite transmission capacity	16,330	31,117
Purchase of telecom cards	640,957	528,574
CDMA network capacity lease rental	1,548,493	368,671
Commission expenses for sales agency services incurred for telecom cards	9,038	8,972
Agency fee incurred for procurement of telecommunications equipment	5,242	68,916
Rental for the PRC corporate office	—	5,066
Sales of telecommunications equipment	3,369	—

Note:

Information presented above for the six months ended 30 June 2003 also comprised new related party transactions between Unicom New Century and Unicom Group and its subsidiaries after the acquisition of Unicom New Century by the Group on 31 December 2002. The nature, terms and conditions of these new related party transactions of Unicom New Century are substantially the same as the Group’s, which have been set forth in the shareholders’ circular “Connected Transactions and Renewal of Waiver for Existing Connected Transactions” of the Company issued on 29 November 2002 and the Company’s 2002 annual report.

Prior to 31 December 2002, the Group’s transactions with Unicom New Century (previously a subsidiary of Unicom Group) were treated as related party transactions, and had been included in the transactions described above for the six months ended 30 June 2002. Such transactions mainly included (i) interconnection and roaming revenues, (ii) interconnection and roaming charges, (iii) revenue for leasing of transmission line capacity and (iv) sales of CDMA mobile handsets. Upon the acquisition of Unicom New Century, these transactions become inter-group transactions and have been eliminated in the Group’s consolidated financial statements starting from 1 January 2003.

8.                      Segment information

Operating segments represent components of an enterprise regarding which separate financial information is available for regular evaluation by the chief operating decision maker, or decision making group, when considering how to allocate resources and in assessing performance.

The Group’s primary measure of segment results is based on segment profit or loss before taxation.

Unaudited

	Six months ended 30 June 2003
	GSM Business	CDMA Business	Internet and Data Business	Long Distance Business	Paging Business	Unallocated amounts	Elimination	Total
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
Operating Revenue (Turnover):
Usage fee	14,391,597	5,083,572	1,126,373	603,604	—	—		21,205,146
Monthly fee	3,595,350	1,565,555	4,524	—	396,930	—		5,562,359
Interconnection revenue	821,812	215,620	163,534	145,501	645	—		1,347,112
Leased lines rental	—	—	239,242	331,470	—	—		570,712
Other revenue	1,232,250	342,975	43,192	15,202	329,357	—		1,962,976
Total services revenue	20,041,009	7,207,722	1,576,865	1,095,777	726,932	—		30,648,305
Sales of telecommunications products	476,322	636,229	2,328	361	203,699	—		1,318,939
Total operating revenue from external customers	20,517,331	7,843,951	1,579,193	1,096,138	930,631	—		31,967,244
Intersegment revenue	9,490	997	766,793	349,218	101,375	—	(1,227,873)	—
Total operating revenue	20,526,821	7,844,948	2,345,986	1,445,356	1,032,006	—		31,967,244
Operating expenses:
Leased lines and network capacities	(161,726)	(1,597,185)	(141,374)	(18,448)	(44,435)	—	10,959	(1,952,209)
Interconnection charges	(2,427,999)	(614,556)	(305,371)	(345,044)	—	—	1,115,540	(2,577,430)
Depreciation and amortisation	(6,545,994)	(169,688)	(621,014)	(167,317)	(629,702)	(2,982)	(42,738)	(8,179,435)
Personnel	(1,329,016)	(286,710)	(226,152)	(150,602)	(217,539)	(14,329)		(2,224,348)
Selling and marketing	(1,912,851)	(4,349,367)	(269,090)	(145,260)	(62,778)	—	1,451	(6,737,895)
General, administrative and other expenses	(2,785,766)	(569,320)	(309,165)	(203,404)	(702,000)	(19,997)	490	(4,589,162)
Cost of telecommunications products sold	(405,012)	(831,348)	(5,932)	(1,026)	(285,054)	—	99,722	(1,428,650)
Total operating expenses	(15,568,364)	(8,418,174)	(1,878,098)	(1,031,101)	(1,941,508)	(37,308)		(27,689,129)

Operating profit (loss)	4,958,457	(573,226)	467,888	414,255	(909,502)	(37,308)		4,278,115
Interest income	30,721	2,688	1,776	1,169	4,533	64,022		104,909
Finance costs	(959,690)	(15,961)	(15,085)	(25,717)	(2,984)	93		(1,019,344)
Other (expenses) income, net	(20,555)	(1,209)	(8,763)	147	20,395	—		(9,985)
Segment profit (loss) before Taxation	4,008,933	(587,708)	445,816	389,854	(887,558)	26,807		3,353,695
Taxation								(966,170)
Profit after taxation								2,387,525
Minority interests								(2,252)
Profit attributable to shareholders								2,385,273

Other information:
Provision (write-back) for doubtful debts	628,731	160,417	31,873	26,944	6,989	—		854,954
Impairment loss recognised in the income statement	—	—	7,030	—	528,038	—		535,068
Capital expenditures for segment assets (1)	3,549,753	—	1,327,412	1,691,980	20,128	1,552,295		8,141,568

	Six months ended 30 June 2002
	GSM Business	CDMA Business	Internet and Data Business	Long Distance Business	Paging Business	Unallocated amounts	Elimination	Total
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
Operating Revenue (Turnover):
Usage fee	9,766,465	243,819	952,605	526,369	—	—		11,489,258
Monthly fee	2,073,919	86,098	8,256	—	1,119,141	—		3,287,414
Interconnection revenue	715,797	18,200	173,758	264,662	—	—		1,172,417
Leased lines rental	—	—	139,198	318,968	—	—		458,166
Other revenue	382,120	5,913	35,167	5,103	111,880	—		540,183
Total services revenue	12,938,301	354,030	1,308,984	1,115,102	1,231,021	—		16,947,438
Sales of telecommunications products	376,241	99,912	—	—	567,253	—		1,043,406
Total operating revenue from external customers	13,314,542	453,942	1,308,984	1,115,102	1,798,274	—		17,990,844
Intersegment revenue	—	—	289,370	415,550	400,582	—	(1,105,502)	—
Total operating revenue	13,314,542	453,942	1,598,354	1,530,652	2,198,856	—		17,990,844
Operating expenses:
Leased lines and network capacities	(174,423)	(384,086)	(53,908)	(46,539)	(78,004)	—		(736,960)
Interconnection charges	(1,625,489)	(32,049)	(163,877)	(200,677)	—	—	753,908	(1,268,184)
Depreciation and amortisation	(3,976,010)	(51,103)	(296,474)	(293,666)	(728,173)	(2,572)		(5,347,998)
Personnel	(720,478)	(97,799)	(169,857)	(118,964)	(288,575)	(13,589)		(1,409,262)
Selling and marketing	(1,228,698)	(212,711)	(385,210)	(143,431)	(119,916)	—		(2,089,966)
General, administrative and other expenses	(1,705,902)	(149,072)	(186,095)	(133,310)	(330,792)	(30,365)		(2,535,536)
Cost of telecommunications products sold	(468,128)	(129,858)	—	—	(914,713)	—	345,190	(1,167,509)
Total operating expenses	(9,899,128)	(1,056,678)	(1,255,421)	(936,587)	(2,460,173)	(46,526)		(14,555,415)

Operating profit (loss)	3,415,414	(602,736)	342,933	594,065	(261,317)	(46,526)		3,435,429
Interest income	25,884	2,939	3,310	3,321	11,902	219,302		266,658
Finance costs	(644,000)	(964)	(36,472)	(65,201)	(368)	(14,262)		(761,267)
Other (expenses) income, net	(1,545)	58	(1,209)	604	35,979	8,271		42,158
Segment profit (loss) before Taxation	2,795,753	(600,703)	308,562	532,789	(213,804)	166,785		2,982,978
Taxation								(843,434)
Profit after taxation								2,139,544
Minority interests								(2,789)
Profit attributable to shareholders								2,136,755

Other information:
Provision (write-back) for doubtful debts	472,342	5,850	26,571	22,312	(323)	—		526,752
Impairment loss recognised in the income statement	—	—	—	—	—	—		—
Capital expenditures for segment assets (1)	3,449,960	—	2,504,426	1,419,917	139,039	1,459,223		8,972,565

	Unaudited As of 30 June 2003
	GSM Business	CDMA Business	Internet and Data Business	Long Distance Business	Paging Business	Unallocated amounts	Elimination	Total
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000

Total segment assets	97,506,360	4,776,788	8,464,964	14,364,942	6,651,909	56,874,465	(47,435,561)	141,203,867
Total segment liabilities	58,894,369	5,431,989	3,459,237	3,458,651	1,521,469	91,636		72,857,351

	Audited As of 31 December 2002
	GSM Business	CDMA Business	Internet and Data Business	Long Distance Business	Paging Business	Unallocated amounts	Elimination	Total
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000

Total segment assets	97,888,808	5,724,427	7,081,704	13,876,837	8,410,871	58,016,167	(41,370,609)	149,628,205
Total segment liabilities	67,666,655	5,788,290	2,785,794	3,826,692	2,205,343	136,639		82,409,413

(1)                  Capital expenditures classified under “unallocated amounts” represent capital expenditures on common facilities, which benefit all business segments.

INTERIM DIVIDEND

It was resolved by our Board of Directors that no interim dividend for the six months ended 30 June 2003 be declared.

CHARGE ON ASSETS

As at 30 June 2003, no property, plant and equipment was pledged to banks as loan security (30 June 2002: Nil).

PURCHASE, SALE OR REDEMPTION OF SHARES

During the period, neither the Company nor any of its subsidiaries purchased, sold or redeemed any of the Company’s listed securities.

AUDIT COMMITTEE

The audit committee has reviewed together with the management, the accounting principles and practices adopted by the Group and discussed auditing, internal control and financial reporting matters. In addition, PricewaterhouseCoopers, the auditors of the Company, have reviewed the unaudited condensed interim financial report for the six months ended 30 June 2003 in accordance with Statements of Accounting Standards 700 “Engagement to review interim financial reports” issued by the Hong Kong Society of Accountants and communicated the review results to the audit committee.

COMPLIANCE WITH CODE OF BEST PRACTICE

None of the Directors is aware of any information that would reasonably indicate that the Company is not, or was not during the period in compliance with the Code of Best Practice as set out in Appendix 14 of the Listing Rules of The Stock Exchange of Hong Kong (“the Exchange”), except that non-executive directors were not appointed for a specific term but are subject to retirement by rotation and re-election at the Company’s annual general meetings in accordance with the Company’s Articles of Association.

INTERIM REPORT

The 2003 Interim Report containing all the information required by paragraphs 46(1) to 46(6) of Appendix 16 of the Hong Kong Listing Rules will be published in the interim report which will be delivered to all shareholders by post and released on the websites of the Exchange (www.hkex.com.hk) and the Company (www.chinaunicom.com.hk) in due course.

FORWARD-LOOKING STATEMENTS

The Company would also like to caution readers about the forward-looking nature of the above statements. These forward-looking statements are subject to risks and uncertainties, some of which are beyond our control. Potential risks and uncertainties include those concerning the continued growth of the telecommunications industry in China, the changes of the regulatory environment and our ability to successfully execute our different business strategies.